UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38772

REEBONZ HOLDING LIMITED

(Exact Name of Registrant as Specified in Its Charter)

c/o Reebonz Limited,
5 Tampines North Drive 5
#07-00
Singapore 528548
+65 6499 9469
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

I. Financing Transaction for Issuance of Senior Convertible Notes

On September 4, 2019, Reebonz Holding Limited (the “Company” or “We”) entered into a financing transaction for the issuance of a series of senior convertible notes of the Company, in the aggregate original principal amount of $3,750,000 (the “Notes”) pursuant to a Securities Purchase Agreement by and among Reebonz Holding Limited and each of the investors listed on the Schedule of Buyers party thereto (the “Securities Purchase Agreement”). Upon closing of the sale of the Notes (the “Closing”), the Company is expected to receive gross cash proceeds of $3.525 million. Roth Capital Partners and Maxim Group LLC acted as placement agents (the “Placement Agents”) in the transaction. The Company will receive approximately $3.3 million in net proceeds at Closing, after deducting placement agent fees payable to the Placement Agents and Buyer’s counsel in connection with the transaction.

The preceding summary of the Securities Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, the form of which is attached as Exhibit 10.1 to this Form 6-K.

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to purchase the Notes.

II. Convertible Notes

Ranking and Conversion

Pursuant to that certain Form of Note entered into in connection with the Securities Purchase Agreement (the “Form of Note”), payments due under the Notes (i) rank pari passu with all other Notes of the same series and (b) are senior to all other indebtedness of the Company and its subsidiaries, subject to specified exceptions with respect to permitted senior indebtedness as specified in the Form of Note. The permitted senior indebtedness includes the Company’s existing indebtedness. At any time after the Issuance Date (as defined in the Form of Note), the Notes are convertible into validly issued, fully paid and non-assessable Ordinary Shares of the Company.

Maturity Date

Unless earlier converted or redeemed, the Notes mature on July 31, 2020 (the “Maturity Date”), subject to the right of the investors to extend the Maturity Date (i) if an event of default under the Notes has occurred and is continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an event of default under the Notes and (ii) for a period of 20 business days following the consummation of a Fundamental Transaction (as defined in the Form of Note), including specified change of control events.

Interest

Interest does not accrue on the Notes unless and until an Event of Default (as defined in the Form of Note) has occurred. From and after the occurrence and during the continuance of any Event of Default, interest shall accrue at eighteen percent (18.0%) per annum, shall be computed on the basis of a 360-day year and twelve 30-day months, shall compound each calendar month and shall be payable in arrears on the first trading day of each such calendar month in which interest accrues. Accrued and unpaid interest, if any, shall also be payable by way of inclusion of such interest in the Conversion Amount (as defined in the Form of Note) on each conversion date or upon any redemption or any required payment, including upon selected events of default.

Installment Payment of Principal

On November 29, 2019, and thereafter, on the last Trading Day of the calendar month immediately following the previous Installment Date until and including the Maturity Date, the Company is required to make installment payments equal to 1/9th of the initial outstanding principal amount under the Note, which shall be paid in cash or Ordinary Shares of the Company. If the Company elects to make an installment payment in cash (an “Installment Redemption”) the Company shall pay in cash an amount equal to 103% of the applicable Installment Redemption Amount for such installment. If the Company elects to make an installment payment in Ordinary Shares (subject to certain Equity Conditions), the Installment Redemption Amount shall be satisfied by issuing the number of Ordinary Shares calculated based on the Installment Conversion Price, which is the lower of (i) the Conversion Price then in effect (initially at $6.50 per share), and (ii) 85% of the quotient of (A) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately prior to the applicable Installment Date, divided by (B) three (3). If the Company elects to satisfy all or any portion of an installment in shares of Ordinary Shares, the Company will pre-deliver such Ordinary Shares to the Investor on the 23rd Trading Day prior to the applicable Installment Date, with a true-up of shares (if necessary) on the Installment Date. All amortization payments shall be subject to the Investors’ right to (a) defer some or all of any Installment Payment to a subsequent Installment Date; and (b) at any time during an Installment Period, convert up to four times the Installment Amount at the Installment Price.

Conversion

All amounts due under the Notes are convertible at any time after the issuance date, in whole or in part (subject to rounding for fractional shares), at the option of the holders into ordinary shares of the Company at a fixed conversion price, which is subject to adjustment as summarized below. The Notes are initially convertible into ordinary shares of the Company at the initial price of $6.50 per share. This conversion price is subject to adjustment for stock splits, combinations or similar events and “full ratchet” anti-dilution provisions, among other adjustments.

Events of Default

The Notes contain customary events of default including but not limited to: (i) failure to register the Company’s ordinary shares within specified time periods; (ii) failure to make payments when due under the Notes; and (iii) bankruptcy or insolvency of the Company.

If an event of default occurs, each holder may require the Company to redeem all or any portion of the Notes (including all accrued and unpaid interest thereon), in cash, at a price equal to the greater of: (i) the product of (A) the Conversion Amount (as defined in the Form of Note) multiplied by (B) a 120% redemption premium; and (ii) the product of (X) the Conversion Amount divided by $6.50, subject to the adjustments specified in the Form of Note, multiplied by (Y) the product of (1) the 120% redemption premium multiplied by (2) the greatest closing sale price of the Ordinary Shares of the Company on any trading day during the period commencing on the date immediately preceding such event of default and ending on the date the Company makes the entire payment required to be made.

At any time after the occurrence of an event of default, each holder may elect to convert the notes using an “Alternate Conversion Price” which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable conversion cate of the applicable Alternate Conversion, (ii) the greater of (x) the Floor Price (currently $0.30) and (y) the lowest of (I) 80% of the VWAP (as defined in the Note) of the Ordinary Shares as of the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice, (iii) 85% of the VWAP of the Ordinary Shares as of the trading day of the delivery or deemed delivery of the applicable conversion notice and (iv) 85% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) trading days with the lowest VWAP of the Ordinary Shares during the twenty (20) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable conversion notice, divided by (II) three (3).

Fundamental Transactions

The Notes prohibit the Company from entering into specified transactions involving a change of control, subject to specified exceptions for a successor entity that assumes in writing the Company’s obligations concerning the Notes. In the event of specified transactions involving a change of control, the holder of a Note will have the right to require us to redeem all or any portion of the Note it holds (including all accrued and unpaid interest thereon) at a price equal to the Change in Control Redemption Price (as defined in the Form of Note).

Limitations on Conversion and Issuance

A Note may not be converted and shares of common stock may not be issued under the Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 4.99% of the Company’s outstanding ordinary shares. At each holder’s option, the note blocker may be raised or lowered to any other percentage not in excess of 9.99% under the terms specified in the Form of Note.

The preceding summaries of the Notes and terms related thereto are not complete and are qualified in their entirety by reference to the full text of the Form of Note, which is attached as Exhibit 10.2 to this Form 6-K.

Reservation of Shares

So long as the Notes are outstanding, the Company is required to reserve at least 300% of the number of Ordinary Shares as necessary to effect the conversion, including Installment Conversions, Alternate Conversions and Accelerations of all of the Notes at the Alternate Conversion Price then in effect.

The preceding summary of the Note is not complete and is qualified in its entirety by reference to the full text of the Form of Note, the form of which is attached as Exhibit 10.2 to this Form 6-K.

III. Registration Rights Agreement

The Company entered into a Registration Rights Agreement with the Holders as of the date of Closing (the “Registration Rights Agreement”). Pursuant to the terms of Registration Rights Agreement, the Company has agreed to file with the SEC an initial Registration Statement on Form F-3 (or Form F-1 if F-3 is not available) covering the resale of all of the Registrable Securities, provided that such initial Registration Statement shall register for resale at least the number of Ordinary Shares equal to 300% of the maximum number of Conversion Shares issuable upon conversion of the Notes (using the Alternate Conversion Price) as of the date such Registration Statement is initially filed with the SEC, with the filing of such initial Registration Statement to occur by the earlier of the (A) 120th calendar day after the Closing Date and (B) 2nd Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.

If the Company is unable to meet its filing and effectiveness deadlines under the Registration Rights Agreement as well as certain other requirements relating to its Nasdaq Listing and current public information requirements, the Company may be required to pay certain cash damages under the Registration Rights Agreement, with such damages equal to two percent (2.0%) of the applicable investor(s) original principal amount stated in such Investor’s Note on the Closing Date. If the Company does not meet specified obligations under the Registration Rights Agreement, an Event of Default under the Notes may occur.  The preceding summary of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Form of Registration Rights Agreement, which is attached as Exhibit 10.3 to this Form 6-K.

IV. Notice of Failure to Satisfy a Continued Listing Rule or Standard.

On September 5, 2019, Reebonz Holding Limited (the “Company”) issued a press release announcing that the Company has received written notification from The Nasdaq Stock Market LLC that the Company did not meet the continued listing requirements of maintaining a minimum Market Value of Publicly Held Shares for the Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(3)(C) because the market value of the Company’s publicly held ordinary shares for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15,000,000. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Pursuant to Rule 5810(c)(3)(D) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until February 25, 2020 (the "Compliance Period"), to regain compliance with Nasdaq's minimum MVPHS requirement. If at any time during the Compliance Period, the Company's MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

During the Compliance Period, the Company's ordinary shares will continue to be listed and trade on the Nasdaq Global Market.

V. Exhibits

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement by and among Reebonz Holding Limited and each of the investors listed on the Schedule of Buyers party thereto (1)
10.2	Form of Reebonz Holding Limited Senior Convertible Note (1)
10.3	Form of Registration Rights Agreement by and among Reebonz Holding Limited and the buyers party thereto (1)
99.1	Press Release dated September 5, 2019

(1) The agreements filed as exhibits to this Form 6-K contain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts or for any other purpose.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REEBONZ HOLDING LIMITED

Date: September 5, 2019	By:	/s/ Nupur Sadiwala
Nupur Sadiwala
Chief Financial Officer

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